UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TENARIS S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Juan Pandolfi

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79, e-mail: jpandolfi@tenaris.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W., Suite 700 Washington, DC 20006-5215 (202) 956-7500

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240 13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Tenaris S.A. is for the reporting period from January 1, 2015 to December 31, 2015. Unless the context indicates otherwise, “Tenaris,” “we,” “us,” and “our” refer to Tenaris S.A. and its consolidated subsidiaries.

During 2015, our operation in Dalmine, Italy, manufactured products for which 3TGs (which refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten) are necessary to their functionality or production (“Covered Products”). Accordingly, we conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia) (a “Covered Country”), or were from recycled or scrap sources. The result of that RCOI was that we have reason to believe, based on information provided by one of our suppliers, that some of our necessary 3TG’s originated in a Covered Country.

Accordingly, we have prepared a Conflict Minerals Report. A copy of the Conflict Minerals Report of Tenaris for the reporting period January 1, 2015 to December 31, 2015, which includes a description of our RCOI, our due diligence efforts and the results thereof, is provided as Exhibit 1.01 hereto and is publicly available at http://ir.tenaris.com/sec.cfm

Item 1.02	Exhibit

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TENARIS S.A.

By:	/s/ Edgardo Carlos	Date: May 27th, 2016
Name:	Edgardo Carlos
Title:	Chief Financial Officer